SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be included in statements filed pursuant to

13D-1(A) and amendments thereto filed pursuant to 13D-2(A)

(Amendment No. 2)*

Pimco Income Strategy Fund II

 (Name of Issuer)

Auction Preferred Shares, $0.00001 par value per share

(Title of Class of Securities)

72201J203

72201J302

72201J401

72201J500

72201J609

(CUSIP Number)

Jonathan Brooks

Smithwood Advisers, L.P.

1999 Avenue of the Stars, Suite 2040

Los Angeles, CA  90067

(310) 286-2929

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 7, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Page 1 of 9 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72201J203; 72201J302; 72201J401; 72201J500; 72201J609	13D	Page 2 of 9 Pages

1.	Name of Reporting Persons JMB Capital Partners Master Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) PN

CUSIP No. 72201J203; 72201J302; 72201J401; 72201J500; 72201J609	13D	Page 3 of 9 Pages

1.	Name of Reporting Persons Smithwood Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) OO

CUSIP No. 72201J203; 72201J302; 72201J401; 72201J500; 72201J609	13D	Page 4 of 9 Pages

1.	Name of Reporting Persons Smithwood Advisers, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) PN

CUSIP No. 72201J203; 72201J302; 72201J401; 72201J500; 72201J609	13D	Page 5 of 9 Pages

1.	Name of Reporting Persons Smithwood General Partner, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) OO

CUSIP No. 72201J203; 72201J302; 72201J401; 72201J500; 72201J609	13D	Page 6 of 9 Pages

1.	Name of Reporting Persons Jonathan Brooks
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) IN

CUSIP No. 72201J203; 72201J302; 72201J401; 72201J500; 72201J609	13D	Page 7 of 9 Pages

The Schedule 13D, as filed by each of JMB Capital Partners Master Fund, L.P., a Cayman Islands limited partnership (the “Master Fund”); Smithwood Partners, LLC, a California limited liability company (“Partners”), which is the General Partner of the Master Fund; Smithwood Advisers, L.P., a California limited partnership (“Advisers”), which is the Investment Adviser of the Master Fund; Smithwood General Partner, LLC, a California limited liability company (“Smithwood GP”), which is the General Partner of Advisers; and Jonathan Brooks (“Brooks”), a United States citizen, who is the Managing Member of Partners and the controlling owner and Managing Member of Smithwood GP (the Master Fund, Partners, Advisers, Smithwood GP and Brooks are hereinafter collectively referred to as, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on September 14, 2011, relating to the Auction Preferred Shares, $0.00001 par value per share (the “Auction Preferred Shares”) of Pimco Income Strategy Fund II (the “Issuer”), as amended by Amendment No. 1 filed with the SEC on December 7, 2011 (the original Schedule 13D together with Amendment No. 1 is hereinafter referred to as the “Original Schedule 13D”), is hereby further amended as set forth below by this Amendment No. 2 to the Original Schedule 13D ("Amendment No. 2").

Except as specifically provided herein, Amendment No. 2 does not modify any of the information previously reported on the Original Schedule 13D. Any capitalized terms used in this Amendment No. 2 and not otherwise defined herein shall have the meaning ascribed to such terms in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the Master Fund is the owner of 0 Auction Preferred Shares of the Issuer. The Reporting Persons are currently the beneficial owner of 0% of the Auction Preferred Shares.

(b) Sole power to vote or to direct the vote: 0

      Shared power to vote or to direct the vote: 0

      Sole power to dispose of or to direct the disposition: 0

      Shared power to dispose of or to direct the disposition: 0

CUSIP No. 72201J203; 72201J302; 72201J401; 72201J500; 72201J609	13D	Page 8 of 9 Pages

(c)                Set forth below are transactions effected by the Master Fund in the Auction Preferred Shares in the past sixty (60) days constituting all of the transactions effected by the Reporting Persons in the Issuer’s Auction Preferred Shares in the past 60 days. The sales were made in broker facilitated block trades with open market settlement.

TRADE DATE	SHARES SOLD	SALES PRICE PER SHARE, NET OF COMMISSION
2/7/2014	400 Series F Auction Preferred Shares	$81.50
2/7/2014	193 Series M Auction Preferred Shares	$81.50

(d) Not Applicable.

(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Auction Preferred Shares on November 7, 2014.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Materials to be Filed as Exhibits.

None.

CUSIP No. 72201J203; 72201J302; 72201J401; 72201J500; 72201J609	13D	Page 9 of 9 Pages

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2014

JMB Capital Partners Master Fund, L.P.
By:	Smithwood Partners, LLC, its General Partner

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Partners, LLC

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Advisers, L.P.
By:	Smithwood General Partner, LLC,
its General Partner

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood General Partner, LLC

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

/s/Jonathan Brooks
Jonathan Brooks

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)